UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission File Number: 000-01667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
8111 Smith's Mill Road
New Albany, Ohio 43054

Required Information

The following financial statements and supplemental schedule for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description:
Index to Audited Financial Statements		3
Report of Independent Registered Public Accounting Firm		4

Audited Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2014 and December 31, 2013		5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014		6
Notes to the Financial Statements - December 31, 2014		7

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		12

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibits are being filed herewith:
Exhibit No.	Description
23.1	Consent of Ernst & Young LLP,
	Independent Registered Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013
and for the Year Ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm	4

Audited Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Bob Evans Farms, Inc. & Affiliates 401K Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 29, 2015

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Cash and short-term investments	$11,654,008	$16,045,157
Investments, at fair value	160,885,893	170,016,923
Total assets held for investment	172,539,901	186,062,080

Receivables:
Contributions from employer	1,977,755	1,406,665
Contributions from employees	123,983	187,275
Accrued dividend and interest receivable	84,522	90,692
Total receivables	2,186,260	1,684,632

Total assets	174,726,161	187,746,712

Liabilities
Administrative expenses payable	261,861	137,882
Total liabilities	261,861	137,882
Net assets available for benefits	$174,464,300	$187,608,830

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Employer contributions	$2,135,695
Employee contributions	10,647,245
Interest and dividend income	2,433,625
Net appreciation in fair value of investments (Note 3)	7,454,787
Total Additions	22,671,352

Deductions:
Administrative expenses	2,310,272
Benefits paid directly to participants	33,505,610
Total Deductions	35,815,882

Net decrease	(13,144,530)

Net assets available for benefits:
Beginning of year	187,608,830
End of year	$174,464,300

The accompanying notes are an integral part of these financial statements.

1. Description of Plan
The following description of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (“the Plan”) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (“Bob Evans” or “the Company”), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution that is determined annually by the Company’s Board of Directors as a Company match or, in previous years, a base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in proportion to the participants’ deferred compensation. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions. All contributions are subject to certain limitations of the Internal Revenue Code (“the Code”).
Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon.
Plan participants are limited to the amount of Bob Evans Common Stock they can direct for future purchases of Bob Evans Common Stock. No more than 10 percent of a participant’s account balance may be initially directed to Bob Evans Common Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10 percent of the total contribution amount.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years, then ratably graduating to one hundred percent vested after six years of credited service.
Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by, and allocated to, employees as described above, and the employees’ allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination. Benefits can be paid through lump sum distributions and/or annuity distributions, depending on the employee's elections.

1. Description of Plan (continued)
Forfeitures
As of December 31, 2014, and 2013, there were $115,808 and $588,789, respectively, of non-vested forfeited accounts included in net assets available for benefits which may be used to reduce future employer contributions and/or to pay for certain Plan expenses. Forfeitures used during 2014 and 2013 were approximately $411,514 and $545,176, respectively.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.
New Accounting Pronouncement
In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. We do not expect this pronouncement to have an impact on the financial statements.

Reclassifications
We have reclassified $14,211,731 from investments, at fair value to cash and short-term investments on the 2013 Statement of Net Assets Available for Benefits. The change represents investments in money-market funds with 90-day terms that are better classified as cash equivalents.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, and investments held during the year.

3. Investments
The Plan’s investments are held in a trust fund administered by Bank of New York Mellon. During 2014, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Common stocks	$35,510
Mutual funds	7,419,277
Net appreciation in fair value of investments	$7,454,787

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2014	2013
American Funds EuroPacific Growth Fund	$16,877,321	$19,716,423
American Funds Money Market Fund	10,231,820	14,211,731
American Funds Fundamental Investors Fund	21,767,776	22,698,343
Lord Abbett Trust Income Fund	19,471,706	20,850,894
Principal Trust Target 2020 Fund	10,093,893	10,329,409
Principal Trust Target 2030 Fund	34,355,358	36,147,258
Principal Trust Target 2040 Fund	22,023,443	22,285,643
Vanguard Institutional Index Fund	10,137,638	9,768,139
4. Related Party Transactions
The Plan owned 109,952 and 127,753 shares of the Company’s Common Stock at December 31, 2014, and 2013, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company’s Common Stock was $2,701,511 and $3,095,490 more than the cost at December 31, 2014 and 2013, respectively. Cash dividends received from the Company for the year ended December 31, 2014, were $143,965.
5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 19, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Fair Value Measurements
Per ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Mutual funds and corporate stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Money market funds and common collective trusts ("CCTs"): Valued at the net asset value ("NAV") as reported by such funds/trusts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The money market funds invest in equity securities and are managed by third party investment managers.  The fair value of the money market funds has been determined using each fund’s NAV.  The Plan employs procedures to assess the reasonableness of the fair value of the funds including obtaining and reviewing each fund’s audited financial statements.  There are no unfunded commitments related to the funds.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further investment in any of these money market funds.

The CCTs are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective NAV as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCTs by dividing the trust's net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	$5,627,343	$—	$—	$5,627,343
Total corporate stock	5,627,343	—	—	5,627,343

Mutual Funds:
Equity	72,241,303	75,334,882	—	147,576,185
Fixed income securities	7,682,365	—	—	7,682,365
Total mutual funds	79,923,668	75,334,882	—	155,258,550

Total assets at fair value	$85,551,011	$75,334,882	$—	$160,885,893

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	$6,463,024	$—	$—	$6,463,024
Total corporate stock	6,463,024	—	—	6,463,024

Mutual Funds:
Equity	76,971,188	77,286,433	—	154,257,621
Fixed income securities	9,296,278	—	—	9,296,278
Total mutual funds	86,267,466	77,286,433	—	163,553,899

Total assets at fair value	$92,730,490	$77,286,433	$—	$170,016,923

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN # 31-4421866 Plan #001

December 31, 2014
	Number Of
	Shares	Cost	Current Value
Cash and Short-Term Investments:
American Funds Money Market Fund	10,231,820	$10,231,820	$10,231,820
Mellon Short-Term Investment Fund	1,422,188	1,422,188	1,422,188
Total Cash and Short-Term Investments	11,654,008	11,654,008	11,654,008

Corporate Stock:
Bob Evans Farms, Inc. **	109,952	2,925,832	5,627,343
Total Corporate Stock	109,952	2,925,832	5,627,343

Mutual Funds:
American Funds EuroPacific Growth Fund	358,406	14,147,817	16,877,321
American Funds Fundamental Investors Fund	418,129	15,778,181	21,767,776
Blackrock Inflation Protected Bond Fund	128,883	1,520,331	1,386,785
Lord Abbett Trust Income Fund	1,630,796	17,493,232	19,471,706
Pimco Total Return Fund	590,580	6,448,310	6,295,580
Principal Trust Income Fund	63,974	852,951	966,010
Principal Trust Target 2010 Fund	174,196	2,499,752	3,123,337
Principal Trust Target 2020 Fund	506,976	7,672,450	10,093,893
Principal Trust Target 2030 Fund	1,622,832	23,848,082	34,355,358
Principal Trust Target 2040 Fund	997,890	15,526,176	22,023,443
Principal Trust Target 2050 Fund	212,409	4,051,971	4,772,841
Vanguard Institutional Index Fund	53,732	6,771,759	10,137,638
Vanguard Small Cap Index Fund	71,360	3,063,982	3,986,862
Total Mutual Funds	6,830,163	119,674,994	155,258,550

Total assets held for investment purposes at end of year	18,594,123	$134,254,834	$172,539,901

** Party-in-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN

Date: June 29, 2015	By:	/s/ John Carothers
John Carothers Chairman of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)